FGL Holdings

90 Sterling House, 16 Wesley Street

Hamilton HM CX, Bermuda

January 12, 2018

VIA EDGAR

Suzanne Hayes

Assistant Director

AD Office 1 — Healthcare and Insurance

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	FGL Holdings
Registration Statement on Form S-3
File No. 333- 222232

Dear Ms. Hayes:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, FGL Holdings hereby requests acceleration of effectiveness of the above referenced Registration Statement so as to permit it to become effective at 4:00 p.m. EST on January 16, 2018, or as soon thereafter as practicable.

[Signature Page Follows]

Very truly yours,

/s/ Eric L. Marhoun
Eric L. Marhoun
Secretary and General Counsel

cc:	Winston & Strawn LLP